Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Hut 8 Mining Corp. ("Hut")

24 Duncan Street, Suit 500

Toronto, Ontario M5V 2B8

Item 2	Date of Material Change

February 6, 2023

Item 3	News Release

Hut and US Bitcoin Corp. ("USBTC") issued a joint press release with respect to the material change referred to in this report on February 7, 2023, which was disseminated through CISION and filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Hut's issuer profile.

Item 4	Summary of Material Change

On February 6, 2023, Hut, USBTC and a subsidiary of USBTC entered into a definitive business combination agreement (the "Business Combination Agreement"), whereby the companies will combine in an all-stock merger of equals to create a preeminent digital asset mining, hosting, managed infrastructure operations, and high performance computing organization. The combined company will be named Hut 8 Corp. ("New Hut") and will be a U.S.-domiciled entity. A copy of the Business Combination Agreement has been filed on SEDAR (www.sedar.com) under Hut's profile.

Pursuant to the terms of the Business Combination Agreement, shareholders of Hut will receive, for each Hut share, 0.2000 of a share of New Hut common stock (the "Hut Consideration"), which will effectively result in a consolidation of the Hut shares on a 5 to 1 basis. Stockholders of USBTC will receive, for each share of USBTC capital stock, 0.6716 of a share of New Hut common stock (the "USBTC Consideration" and together with the Hut Consideration, the "Consideration"). Based on the 5-day VWAP for the Hut shares on the Nasdaq Stock Market ("Nasdaq") as of the last trading day prior to the date of announcement, the aggregate Consideration implies a combined market capitalization of approximately US$990 million.

Item 5.1	Full Description of Material Change

The following is a summary of the Business Combination Agreement and is qualified in its entirety by the full text of the Business Combination Agreement.

The Transaction

On February 6, 2023, Hut and USBTC entered into the Business Combination Agreement pursuant to which (i) Hut and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), be amalgamated to continue as one British Columbia corporation (“Hut Amalco”), with the capital of Hut Amalco being the same as the capital of Hut (the “Amalgamation”), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 shares of New Hut common stock, and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut shall merge with and into USBTC, with each share of USBTC common stock being exchanged for 0.6716 (the "USBTC Exchange Ratio") of a share of New Hut common stock in a merger executed in accordance with the relevant provisions of the Nevada Revised Statutes, as amended (the “Merger,” and together with the Arrangement, the "Transaction").

The shares of New Hut common stock issued to Hut shareholders under the Arrangement will be issued pursuant to an exemption from registration under Section 3(a)(10) of the U.S. Securities Act of 1933. As a result of the Transaction, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on Nasdaq and the Toronto Stock Exchange (the “TSX”) under the trading symbol “HUT” following the completion of the Transaction.

The Transaction is expected to close in the second quarter of 2023.

Approvals

The Arrangement is subject to, among other things, the approval of the Supreme Court of British Columbia by way of interim and final orders, and the satisfaction or waiver of certain closing conditions customary in transactions of this nature, including the absence of material adverse changes in the business and affairs of Hut.

The Arrangement will require the approval of Hut shareholders at a special meeting expected to take place in the second quarter of 2023 (the "Hut Meeting"). In order to become effective, the Arrangement must be approved at the Hut Meeting by at least 66 2/3% of the votes cast by Hut shareholders.

USBTC will seek to obtain at least a majority of the voting power of the outstanding shares of USBTC common stock and preferred stock to adopt and approved the USBTC resolutions approving, among other things, the Merger.

Board Recommendation

Stifel GMP and Kroll, LLC have delivered fairness opinions to the effect that, as of February 6, 2023, the USBTC Exchange Ratio is fair, from a financial point of view, to Hut (the "Fairness Opinions").

The full text of the Fairness Opinions, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken, along with the terms and conditions of the Business Combination Agreement, will be included in the management information circular of Hut to be prepared in connection with the Hut Meeting.

Governance and Leadership

Following the closing of the Transaction, the board of directors of New Hut is expected to consist of 10 directors, comprised of five directors from Hut and five directors from USBTC. The key senior management team and directors will include: Jaime Leverton as Chief Executive Officer, Asher Genoot as President, Michael Ho as Chief Strategy Officer, Bill Tai as Chair of the Board, and Shenif Visram as Chief Financial Officer.

Support Agreements

Certain directors and officers of Hut (the "Hut Supporting Shareholders") have entered into voting support agreements in connection with the Transaction (the "Hut Support Agreements"), pursuant to which, among other things, the Hut Supporting Shareholders have agreed to vote their shares in favour of the Arrangement. Certain directors, officers and other stockholders of USBTC have entered into similar support agreements (the "USBTC Support Agreements"), pursuant to which, among other things, such stockholders agree to vote their USBTC stock in favour of the Merger.

Non-Solicitation and Termination Fee

The Business Combination Agreement includes non-solicitation provisions for both Hut and USBTC, with Hut maintaining a fiduciary out to accept a superior proposal, subject to USBTC's right to match and other customary exceptions. Hut is required to pay USBTC a termination fee of US$10 million in certain circumstances.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of Hut is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer

Telephone: (647) 521-7433

Email: info@hut8mining.com

Item 9	Date of Report

February 15, 2023.

Cautionary note regarding Forward–Looking Information

This material change report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward looking information"). All information, other than statements of historical facts, included in this material change report that address activities, events or developments that Hut expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut's businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this material change report that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the Transaction; and (ii) the ability of Hut and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions, among others.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut and USBTC as of the date of material change report, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of Hut’s Annual Information Form dated March 17, 2022 and Hut's other continuous disclosure documents which are available on the Hut's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov. These risks are not intended to represent a complete list of the factors that could affect Hut, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this material change report as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this material change report should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this material change report are made as of the date of this material change report, and each of Hut and USBTC expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.